UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras acquires one block in the 6th PSC bidding round

Rio de Janeiro, November 7, 2019 - Petróleo Brasileiro S.A. - Petrobras reports that the consortium in which will be the operator, holding 80% of work interest, in partnership with CNODC Brasil Petróleo e Gás Ltda. has acquired one offshore block in the 6th bidding round under the Production Sharing Contract (PSC), held today by the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

The consortium offered the minimum profit oil of 29.96%. The total amount of the signature bonus to be paid by the company still in 2019 is R$ 4.04 billion. The table below summarizes the result of Petrobras’ participation in the 6th ANP bidding round under the PSC, in which Petrobras is the operator:

Sedimentary Basin	Block	Consortium Composition	Governments’ Profit Oil Share	Bonus Petrobras’ Share (R$)
Santos	Aram	Petrobras 80% CNODC 20%	29.96%	4,040,000,000.00

The company is maintaining its selective strategy in bid rounds, focusing in world class deep and ultra-deep water exploration and production assets.

The acquisitions materialized in the Transfer of Rights Surplus bidding round yesterday and in the 6th PSC bidding round today significantly enhanced the Company reserves’ replacement.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2019.

PETRÓLEO BRASILEIRO S.A – PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer